Prudential Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

October 1, 2016

The Board of Trustees
Prudential Investment Portfolios 8
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Investment Portfolios 8 / Prudential QMA Stock Index Fund

To the Board of Trustees:

Prudential Investments, LLC, the manager of the Prudential QMA Stock Index Fund (the “Fund”), has contractually agreed through January 31, 2018 to waive a portion of its management fee so that the effective management fee for the Fund will be .08% of the average daily net assets of the Fund.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President